UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                HESKA CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42805E 10 8
                         -----------------------------
                                 (CUSIP Number)

                                  A. BARR DOLAN
                             CHARTER VENTURE CAPITAL
                        525 UNIVERSITY AVENUE, SUITE 1500
                               PALO ALTO, CA 94301
                                 (415) 325-6953
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                  JULY 7, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages
                          Exhibit Index is on Page 12.

                                  SCHEDULE 13D

---------------------------                             -----------------------
   CUSIP NO. 42805E 10 8                                   Page 2 of 12 Pages
---------------------------                             -----------------------


-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARTER VENTURES, A CALIFORNIA LIMITED PARTNERSHIP

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                                (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See instructions)

      WC
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 / /

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA

-------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY             3,386,510
     OWNED BY
       EACH          ----------------------------------------------------------
     REPORTING        8     SHARED VOTING POWER
      PERSON
       WITH                 -0-
                     ----------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                            3,386,510
                     ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,386,510
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See instructions)                                                  / /

-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.8%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See instructions)

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                             -----------------------
   CUSIP NO. 42805E 10 8                                   Page 3 of 12 Pages
---------------------------                             -----------------------


-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CHARTER VENTURES II, L.P., A CALIFORNIA LIMITED PARTNERSHIP

-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                               (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
 3     SEC USE ONLY


-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See instructions)

       WC
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA

-------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              830,414
     OWNED BY
       EACH          ----------------------------------------------------------
     REPORTING         8     SHARED VOTING POWER
      PERSON
       WITH
                             -0-
                     ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             830,414
                     ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        830,414
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
                                                                            / /
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.6%

-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See instructions)

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                             -----------------------
   CUSIP NO. 42805E 10 8                                   Page 4 of 12 Pages
---------------------------                             -----------------------


-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       THREE L ENTERPRISES LTD.

-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                               (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
 3     SEC USE ONLY


-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See instructions)

       WC
-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                       / /

-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       BRITISH VIRGIN ISLANDS

-------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              188,000
     OWNED BY
       EACH          ----------------------------------------------------------
     REPORTING         8     SHARED VOTING POWER
      PERSON
       WITH
                             -0-
                     ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             188,000
                     ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        188,000

-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
                                                                            / /
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.0%

-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See instructions)

        CO
--------------------------------------------------------------------------------

This Statement on Schedule 13D is filed by Charter Ventures, a California limited partnership ("Charter Ventures"), Charter Ventures II, L.P., a California limited partnership ("Charter Ventures II, L.P.", and collectively with Charter Ventures, "Charter") and Three L Enterprises Ltd., a British Virgin Islands corporation ("Three L Enterprises")(collectively, the "Reporting Persons"), pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock (the "Stock") of Heska Corporation, a Delaware corporation ("Heska"). As set forth below, the Reporting Persons are related to one another, but they disclaim the existence of a group.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $.001 per share, of Heska Corporation, a Delaware corporation. The principal executive office of Heska is located at 1825 Sharp Point Drive, Fort Collins, Colorado 80525.

ITEM 2.  IDENTITY AND BACKGROUND.

The Reporting Persons and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective general partners, directors, executive officers and controlling persons, and the information required by Item 2 regarding them, are as follows:


         Charter Ventures, a California limited partnership
         525 University Ave., Suite 1500
         Palo Alto, California 94301
         Place of Organization: a California limited partnership
         Principal Business:  Venture capital

         Charter Ventures II, L.P.
         525 University Ave., Suite 1500
         Palo Alto, California 94301
         Place of Organization: a California limited partnership
         Principal Business:  Venture capital

         Three L Enterprises Ltd.
         Room 820, Swire House
         Chater Road, Central
         HONG KONG
         Place of Organization: British Virgin Islands
         Principal Business: Investments

         Chavencap Limited
         Room 820, Swire House
         Chater Road, Central
         HONG KONG
         Place of Organization: a Hong Kong corporation
         Principal Business:  General Partner, Charter Ventures and
                              Charter Ventures II, L.P.

         Cha, Mou Daid Johnson
         Room 820, Swire House
         Chater Road, Central
         HONG KONG
         Citizenship:  British
          Principal Occupation: Company director.
         Director, Chavencap Limited and Three L Enterprises Ltd.

         Cha, Selina Gaw
         Room 820, Swire House
         Chater Road, Central
         HONG KONG
         Citizenship:  U.S.A.
         Principal Occupation: Company director.
         Director, Chavencap Limited.

         Cha, Mou Sing Payson
         Room 1907, St. George's Building
         2 Ice House Street, Central
         HONG KONG
         Citizenship:  British
         Principal Occupation: Company director.
         Director, Chavencap Limited.

         A. Barr Dolan
         525 University Ave., Suite 1500
         Palo Alto, California 94301
         Citizenship:  U.S.A.
         Principal Occupation:  General Partner, Charter Ventures and
                                Charter Ventures II, L.P.

         Wong, May Lung Madeline
         Room 820, Swire House
         Chater Road, Central
         HONG KONG
         Citizenship: Canada
         Principal Occupation: Company director.
         Director, Three L Enterprises Ltd.


         None of the persons listed above in this Item 2 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

On July 7, 1997, Charter Ventures II, L.P., acquired 500,000 shares of Stock for $4,250,000, in the initial public offering of Heska directly from the underwriters of such offering. The source of funds was investment capital of Charter Ventures II, L.P.

Beneficial ownership of all other shares of Stock reported by the Reporting Persons hereunder was acquired in privately negotiated transactions prior to the registration of the Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The aggregate purchase price paid by each of the Reporting Persons (exclusive of the purchase of 500,000 shares already described above) is as follows:

Charter Ventures: $9,010,407.50 in cash and cancellation of indebtedness (source of funds was investment capital).

Charter Ventures II, L.P.: $1,377,469.80 in cash and cancellation of indebtedness (source of funds was investment capital). In addition, 600,000 shares of Series A Preferred Stock of Astarix Institute, Inc., a Delaware corporation, owned by Charter Ventures II, L.P., were exchanged for 70,000 shares of Series E Preferred Stock of Heska (which in turn were converted into Stock upon the closing of Heska's initial public offering).

Three L Enterprises: 1,050,000 shares of Common Stock of Astarix Institute, Inc., a Delaware corporation, owned by Three L Enterprises were exchanged for 188,000 shares of Common Stock of Heska.

ITEM 4.  PURPOSE OF TRANSACTION

The Stock has been acquired for investment purposes. Although they have no current plans to do so, the Reporting Persons reserve the right to purchase additional Stock or to dispose of Stock in the open market or in privately negotiated transactions or in any other lawful manner. The Reporting Persons will evaluate their holdings of Stock from time to time and, acting independently, reserve the right to take whatever action with respect to such holdings as they may deem to be in their respective best interests.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of Stock by each Reporting Person, calculated in accordance with Rule 13d-3(d)(1)(i) and based on 17,974,780 shares of Stock outstanding (the number of shares stated to be outstanding after the Company's initial public offering in the Prospectus dated June 30, 1997, filed by Heska with the Securities and Exchange Commission):

Charter Ventures: 3,386,510 shares (18.8% of class) (includes 1,000 shares subject to an option).

Charter Ventures II, L.P.: 830,414 shares (4.6% of class) (includes 1,000 shares subject to an option).

Three L Enterprises: 188,000 shares (1.0% of class).

Each Reporting Person has sole voting and sole dispositive power over the shares reported following their name above.

(c) Charter Ventures II, L.P. acquired 70,000 shares of Heska's Series E Preferred Stock from Heska on May 28, 1997, in exchange for 600,000 shares of Series A Preferred Stock of Astarix Institute, Inc., a Delaware corporation, in a privately negotiated transaction. At the closing of Heska's initial public offering on July 7, 1997, all Preferred Stock of Heska was converted into Stock. Three L Enterprises acquired 188,000 shares of Stock from Heska on May 28, 1997, in exchange for 1,050,000 shares of Common Stock of Astarix Institute,Inc., a Delaware corporation, in a privately negotiated transaction. At the closing of Heska's initial public offering on July 7, 1997, Charter Ventures II, L.P. acquired 500,000 shares of Stock at the initial public offering price of $8.50 per share directly from the underwriters of such offering.

All other transactions in Stock by the Reporting Persons occurred prior to the past sixty days.

(d) and (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with certain investments in Heska by each of Novartis AG, Volendam Investeringen N.V., and Charter (collectively, the "Investors"), the Investors entered into a Voting Agreement dated as of April 12, 1996 (the "Voting Agreement"), whereby each Investor agreed to vote or act with respect to all shares of Heska's voting securities now owned or subsequently acquired by such Investor such that one designee of each of Novartis, Volendam and Charter shall be elected to the Board of Directors of Heska. The Investors further agreed to vote their shares in such manner to elect as the remaining directors of Heska individuals unaffiliated with any of the Investors but who are reasonably acceptable to all of the Investors. By executing the Voting Agreement, Heska agreed to use its best efforts to cause the nominee of each of Novartis, Volendam and Charter to be elected to Heska's Board of Directors. The Voting Agreement terminates on December 31, 2005 unless prior to such date any of the Investors ceases to beneficially hold 2,000,000 shares (as adjusted for stock splits, recapitalizations and similar events) of the voting stock of Heska.

Charter Ventures and Charter Ventures II, L.P., together with certain other Heska stockholders, or their permitted transferees, are entitled to certain rights with respect to the registration of their shares ("Registrable Shares") under the Securities Act of 1933, as amended (the "Securities Act"). If Heska proposes to register any of its securities under the Securities Act for its own account or the account of any of its stockholders other than the holders of the Registrable Shares, holders of such Registrable Shares are entitled, subject to certain limitations and conditions, to notice of such registration and are, subject to certain conditions and limitations, entitled to include Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, commencing 180 days after the effective date of the Registration Statement relating to Heska's initial public offering, Heska may be required to prepare and file a registration statement under the Securities Act at its expense if requested to do so by the holders of at least 35% of the Registrable Shares, provided the reasonably expected aggregate offering price will equal or exceed $5,000,000 including underwriting discounts and commissions. Heska is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Heska is not obligated to effect more than two of such stockholder-initiated registrations. Further, holders of Registrable Shares may require Heska to file additional registration statements on Form S-3, subject to certain conditions and limitations.

See the material filed in response to Item 7, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Voting Agreement by and among Heska and certain stockholders of Heska, dated as of April 12, 1996. (Incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-1 filed by Heska Corporation with the Securities and Exchange Commission on April 24, 1997, File No. 333-25767).

2. First Amended Investors' Rights Agreement by and among Heska and certain stockholders of Heska dated as of April 12, 1996. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by Heska Corporation with the

Securities and Exchange Commission on April 24, 1997, File No. 333-25767).

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 1997

                                          CHARTER VENTURES, a  California
                                          limited partnership



                                          By: /s/ A. BARR DOLAN
                                             ----------------------------------
                                          Name:  A. Barr Dolan
                                          Title:  General Partner


                                          CHARTER VENTURES II, L.P.



                                          By: /s/ A. BARR DOLAN
                                             ----------------------------------
                                          Name:  A. Barr Dolan
                                          Title:  General Partner


                                          THREE L ENTERPRISES LTD.



                                          By: /s/ J.M.D. CHA
                                             ----------------------------------
                                          Name: J.M.D. Cha
                                          Title: Director

                                INDEX TO EXHIBITS
                                -----------------

Exhibit    Description                                                    Page
-------    -----------                                                    ----

1.         Voting Agreement by and among Heska and certain                  *
           stockholders of Heska, dated as of April 12, 1996.
2.         First Amended Investors' Rights Agreement by and among           **
           Heska and certain stockholders of Heska dated as of April 12, 1996.


* Incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-1 filed by Heska Corporation with the Securities and Exchange Commission on April 24, 1997, File No. 333-25767.

**   Incorporated by reference to Exhibit 4.2 to the Registration Statement on
Form S-1 filed by Heska Corporation with the Securities and Exchange Commission on April 24, 1997, File No. 333-25767.